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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                            LifeCell Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  531927101
                     ----------------------------------
                              (CUSIP Number)

                            September 19, 2003
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Vector Later-Stage Equity Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,911,997 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,911,997 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,911,997 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Vector Fund Management, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,911,997 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,911,997 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,911,997 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     VSI Advisors, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       125,000 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    125,000 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     125,000 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     0.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     D. Theodore Berghorst
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States of America

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       523,378 (See Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       2,036,997 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    523,378 (See Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    2,036,997 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,560,375 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     9.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------
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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Peter F. Drake
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States of America

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       44,293 (See Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,911,997 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    44,293 (See Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,911,997 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,956,290 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Barclay A. Phillips
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States of America

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       15,813 (See Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,911,997 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    15,813 (See Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,911,997 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,927,810 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------
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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Douglas Reed
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States of America

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       40,163 (See Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,911,997 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    40,163 (See Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,911,997 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,952,160 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer
          LifeCell Corporation
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          One Millennium Way
          Branchburg, New Jersey  08876
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (1) Vector Later-Stage Equity fund, L.P., ("VLSEF"); (2) Vector Fund Management, L.P., ("VFM"); (3) VSI Advisors, L.L.C. ("VSI"); (4) D. Theodore Berghorst;
          (5) Peter F. Drake; (6) Barclay A. Phillips; and (7) Douglas Reed. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Person." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act, however, the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Section 13G.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence:
          The address of the principal business office of each of the
          Reporting Persons is 1751 Lake Cook Road, Suite 350, Deerfield, Illinois, 60015.
          ---------------------------------------------------------------------
    (c)   Citizenship
          VLSEF and VFM are Delaware limited partnerships and VSI is a
          Delaware limited liability company. D. Theodore Berghorst, Peter F. Drake, Barclay A. Phillips and Douglas Reed are United States citizens.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock, par value $0.001 per share
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          531927101
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        / / Not applicable
    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and therefore, none of the above are applicable.

ITEM 4.  OWNERSHIP

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except for otherwise expressly described below.

All ownership percentages of the securities reported herein are based upon 25,381,186 shares of Common Stock outstanding as of September 23, 2003, as disclosed in the Company's Registration Statement on Form 3 filed with the Securities and Exchange Commission on September 25, 2003.

The aggregate amount of beneficially owned securities covered by this statement is 2,660,644, which represents 9.6% of the class. The Reporting Persons hold such securities as follows:

VLSEF

(a) Amount beneficially owned: VLSEF is the direct owner of 1,911,997 shares of Common Stock. These shares include 271,376 shares Common Stock and 45,281 shares of Series B Preferred Stock, which are convertible into 1,640,621 shares of Common Stock. VLSEF disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class:  7.1%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: -0-
    (ii)   Shared power to vote or to direct the vote: 1,911,997
    (iii)  Sole power to dispose or to direct the disposition of: -0-
    (iv)   Shared power to dispose or to direct the disposition of: 1,911,997

VFM

(a) Amount beneficially owned: Dispositive and voting power of securities which are beneficially owned by VLSEF is shared by VFM (the general partner of VLSEF). For Purposes of Rule 13d-3 of the Act, VFM may be deemed to be a beneficial owner of the 1,911,997 shares of Common Stock beneficially owned by VLSEF. VFM disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class: 7.1%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: -0-
    (ii)   Shared power to vote or to direct the vote: 1,911,997
    (iii)  Sole power to dispose or to direct the disposition of: -0-
    (iv)   Shared power to dispose or to direct the disposition of: 1,911,997

VSI

(a) Amount beneficially owned: VSI is the direct owner of Warrants to purchase 125,000 shares of Common Stock. VSI disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class:  0.5%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: -0-
    (ii)   Shared power to vote or to direct the vote: 125,000
    (iii)  Sole power to dispose or to direct the disposition of: -0-
    (iv)   Shared power to dispose or to direct the disposition of: 125,000

D. THEORDORE BERGHORST

(a) Amount beneficially owned: D. Theordore Berghorst is a direct beneficial owner of and has sole dispositive and voting power over 523,378 shares of Common Stock. These shares include 133,485 shares of Common Stock and 10,761 shares of Series B Preferred Stock, which are convertible into 389,893 shares of Common Stock. Also, by virtue of D. Theodore Berghorst being an officer and director of VFM (the general partner of VLSEF) and the managing member of VSI, for purposes of Rule 13d-3 of the Act, he may be deemed to be a beneficial owner of the 2,036,997 shares of Common Stock beneficially owned by VLSEF, VFM and VSI. D. Theodore Berghorst disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class: 9.3%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 523,378
    (ii)   Shared power to vote or to direct the vote: 2,036,997
    (iii)  Sole power to dispose or to direct the disposition of: 523,378
    (iv)   Shared power to dispose or to direct the disposition of: 2,036,997


PETER F. DRAKE

(a) Amount beneficially owned: Peter F. Drake is a direct beneficial owner of and has sole dispositive and voting power over 44,293 shares of Common Stock. These shares include 6,286 shares of Common Stock and 1,049 shares of Series B Preferred Stock, which are convertible into 38,007 shares of Common Stock. Also, by virtue of Peter F. Drake being an officer and director of VFM (the general partner of VLSEF), for purposes of Rule 13d-3 of the Act, he may be a beneficial owner of the 1,911,997 shares of Common Stock beneficially owned by VLSEF and VFM. Peter F. Drake disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class: 7.2%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 44,293
    (ii)   Shared power to vote or to direct the vote: 1,911,997
    (iii)  Sole power to dispose or to direct the disposition of: 44,293
    (iv)   Shared power to dispose or to direct the disposition of: 1,911,997

BARCLAY A. PHILLIPS

(a) Amount beneficially owned: Barclay A. Phillips is a direct beneficial owner of and has sole dispositive and voting power over 15,813 shares of Common Stock. These shares include 6,320 shares of Common Stock and 262 shares of Series B Preferred Stock, which are convertible into 9,493 shares of Common Stock. Also, by virtue of Barclay A. Phillips being a director of VFM (the general partner of VLSEF), for purposes of Rule 13d-3 of the Act, he may be a beneficial owner of the 1,911,997 shares of Common Stock beneficially owned by VLSEF and VFM. Barclay A. Phillips disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class: 7.1%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 15,813
    (ii)   Shared power to vote or to direct the vote: 1,911,997
    (iii)  Sole power to dispose or to direct the disposition of: 15,813
    (iv)   Shared power to dispose or to direct the disposition of: 1,911,997

DOUGLAS REED

(a) Amount beneficially owned: Douglas Reed is a direct beneficial owner of and has sole dispositive and voting power over 40,163 shares of Common Stock. These shares include 30,670 shares of Common Stock and 262 shares of Series B Preferred Stock, which are convertible into 9,493 shares of Common Stock. Also, by virtue of Douglas Reed being a director of VFM (the general partner of VLSEF), for purposes of Rule 13d-3 of the Act, he may be a beneficial owner of the 1,911,997 shares of Common Stock beneficially owned by VLSEF and VFM. Douglas Reed disclaims beneficial ownership of any other securities covered by this statement.

(b) Percent of class: 7.2%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 40,163
    (ii)   Shared power to vote or to direct the vote: 1,911,997
    (iii)  Sole power to dispose or to direct the disposition of: 40,163
    (iv)   Shared power to dispose or to direct the disposition of: 1,911,997

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See response to Item 4.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10. CERTIFICATION

Not applicable.

                                 SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 29, 2003

                Vector Later-Stage Equity Fund, L.P.

                By:   Vector Fund Management, L.P.
                Its:  General Partner

                By:   Vector Asset Management, Inc.
                Its:  General Partner

                By: /s/ Mark Flower
                    ---------------------------------------------
                    Mark Flower, Chief Financial Officer

                Vector Fund Management, L.P.

                By:   Vector Asset Management, Inc.
                Its:  General Partner

                By: /s/ Mark Flower
                    ---------------------------------------------
                    Mark Flower, Chief Financial Officer


                VSI Advisors, LLC

                By: /s/ D. Theodore Berghorst
                    ---------------------------------------------
                    D. Theodore Berghorst, Managing Member


                    /s/ D. Theodore Berghorst
                    ---------------------------------------------
                        D. Theodore Berghorst

                    /s/ Peter F. Drake
                    ---------------------------------------------
                        Peter F. Drake

                    /s/ Barclay A. Phillips
                    ---------------------------------------------
                        Barclay A. Phillips

                    /s/ Douglas Reed
                    ---------------------------------------------
                        Douglas Reed